Exhibit 6.2

SUPPLY AGREEMENT

This Supply Agreement (“Agreement”) dated this 26 day of April, 2019 by and between Elevate Nutraceuticals, LLC, (“Supplier”), a Utah limited liability company with its principal place of business at 3421 Sierra Vista Way, Provo, UT 84606, and Max International. (“Company”), a Utah Limited Liability Company having its principal place of business at 102 S. 200 E Ste 610 SLC, UT 84111; each a “Party” and collectively the “Parties”.

RECITALS

A.	Company is in the business of marketing and nutritional products;

B.	Supplier is in the business of manufacturing nutritional products;

C.	Supplier desires to provide Company with certain opportunities that will set Company apart as a preferred client of the Supplier; and

D.	Company and Supplier mutually desire that Supplier exclusively provide Company with various components in accordance with the terms and conditions of this Agreement.

AGREEMENT

In consideration of the terms and conditions contained herein, the Parties agree as follows:

1	DEFINED TERMS. (As used in this Agreement.)

1.1	Affiliate. The term “Affiliate” shall mean any Person that directly or indirectly through one or more intermediaries, or Controls, is Controlled by, or is under common Control with another Person.

1.2	Control. The term “Control” shall mean the right to exercise, directly or indirectly, the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

1.3	Confidential Information. The term “Confidential Information” shall mean all information of Company or its Affiliates, or confidential information belonging to a third party of which Company or its Affiliates are bound by an obligation of confidentiality, that is confidential, special, unique, proprietary, gives Company or its Affiliates a competitive advantage and/or enhances Company’s or its Affiliates’ good will, whether designated confidential or not, and whether written, oral or obtained by viewing Company’s or its Affiliates’ premises, data or information, and includes, but is not limited to formulae, revisions of same, processes and methods as well as business plans, financial data, product development plans, marketing plans and strategies, distributor or representative lists, manufacturing methodologies, research data and any other information of Company or its Affiliates.

1.4	Dollars or “$”. The term “dollars” and the symbol “$” shall mean the legal tender of the United States of America.

1.5	Person. The term “Person” shall mean an individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization or other entity.

1.6	Products. The term “Product(s)” shall mean those components identified in Schedule 1, which shall be exclusively manufactured by Supplier pursuant to this Agreement.

1.7	Specifications. The term “Specifications” refers to all standards prescribed by Company for the manufacture and shipping of the Products.

1.8	Trademarks. The term “Trademarks” shall mean those trademarks and the tradenames, distinctive package and label designs, electronic and printed promotional and advertising materials and all other communications owned by Company and used in connection with the manufacturing of the Products.

2	TRADEMARKS.

2.1	Supplier will use the Trademarks of Company in only connection with the manufacture of the Products.

2.2	This Agreement shall not be construed to give Supplier any vested right, title, or interest in any of the Trademarks or copyrighted material of Company except to the extent and in the manner described in this Agreement.

3	TERM. This Agreement has a term (“Term”) of three (3) years commencing on the date first above written. The Term shall automatically renew for additional terms (“Additional Term”) of three (3) years each unless either party provides written notice to the other ninety (90) days prior to the end of the Term or Additional Term.

4	PURCHASE.

4.1	Company, or its contract product manufacturer, shall exclusively order the Products from Supplier. Company shall order the Products by purchase order. This Agreement shall control over any inconsistent terms set forth in a purchase order.

4.2	Supplier and Company agree that Supplier shall exclusively manufacture (100%) of each of the Company’s individual Products (as listed in Schedule I Product and Pricing), as long as Supplier meets its obligations under this Agreement, including but not limited to those obligations in relation to inspection and quality control.

4.3	Company shall issue a separate invoice for each shipment of Product pursuant to the price table in Schedule 1. Prices listed shall be firm for the Term of this Agreement. Payment terms for Products shall be net 30 days of Company’s or Company’s third party manufacturer.

5	MANUFACTURING. PACKAGING, LABELING. AND SHIPPING. Supplier shall manufacture the Products in compliance with the Specifications, local and federal regulations, and other applicable governmental and/or industrial regulations.

5.1	Manufacturing:

5.1.1	Supplier shall furnish raw ingredients and provide labor, materials and equipment to manufacture the Products as per agreed upon Specifications.

5.1.2	Raw ingredients shall be purchased from Company approved vendors if so specified in the Specifications.

5.1.3	All ingredients used for the performance of the manufacturing obligations shall conform to the Specifications. Supplier will not change any ingredients nor in any way make alterations to the Specifications without the prior written consent of an authorized representative of Company. Changes in Specifications shall be communicated in writing by an authorized agent of Company.

5.1.3.1	All liabilities incurred as a result of Supplier’s breach of this clause shall be borne by Supplier.

5.2	Supplier shall execute a Certificate of Analysis (Form A) for each batch/or lot of Product. These certificates of analysis shall accompany the Products to the contract manufacturer.

5.3	Supplier agrees to provide the Company with certain preferred terms as set forth below in Exhibit A incorporated herein byreference.

6	INSPECTION AND QUALITY CONTROL.

6.1	Incoming OC Inspections of Components:

6.1.1	Company and its representatives shall have the right, upon giving reasonable notice, during regular business hours, to enter upon and examine the plants and other facilities where the Products are manufactured and to make any further examination reasonably necessary to properly ascertain whether the Products comply with the Specifications. Supplier further agrees to permit Company to access the plants and other facilities during nonbusiness hours following reasonable notice to the extent Supplier is able to arrange for necessary staff to accompany the Company and its representatives. Company may observe and examine all operating methods, quality control procedures, and production and inventory records, relevant to the business conducted pursuant to this Agreement.

6.1.2	Company agrees and acknowledges that Supplier provides similar services to third parties and that the Supplier also owes to the third parties duties of confidentiality. In the event that Company provides reasonable notice of an inspection, and the inspection will require access to areas in the plants and other facilities where Company may be exposed to the confidential information of a third party, the Company agrees to provide Supplier adequate time to take steps to maintain the confidentiality of the confidential information prior to allowing Company to access the subject areas. Supplier agrees to act with all reasonable speed to secure the area and arrange for the Company to access the plants and other facilities for inspection purposes and, under no circumstances, will the delay be more than 24 hours.

6.1.3	Company shall have the right to require reasonable Standard Operating Procedure changes upon written request to Supplier.

6.1.4	Company and Supplier agree to work cooperatively to enable Supplier to satisfy Company requirements in the least costly and oppressive manner possible

6.2	Supplier shall provide Company with such samples of the Products or raw materials and other materials and supplies from which the Products are produced as Company may reasonably request.

6.3	Company or its contract manufacturer shall have the right to inspect the Products and to reject any or all which do not conform to the Specifications. Products so rejected may be returned to Supplier at its expense. Any Products rejected by Company shall be accompanied by a written explanation setting forth simply the basis for the rejection and the date, time, and location of the inspection that identified the nonconforming Products.

7	RECORD KEEPING.

7.1	Supplier shall keep all records required by Good Manufacturing Practices and applicable local and federal regulations, and other applicable governmental and/or industrial regulations or standards.

8	REPRESENTATIONS AND WARRANTIES.

8.1	Company represents and warrants that it is the exclusive owner of Trademarks and all goodwill associated therewith, free and clear of all liens, encumbrances, security interests or rights of any other Party whatsoever.

8.2	Company represents and warrants that it is the owner of and has the legal right to manufacture and sell each of the Products it has or will contract with Supplier to manufacture and supply, and that Supplier’s manufacturing of the Products will not result in the violation or breach of any obligation owed by the Company to any third party and that the manufacturing of the Products will not violate nor infringe upon the legal or contractual rights of any third party.

8.3	Supplier expressly warrants that all Products manufactured and sold hereunder shall be of merchantable quality, free from defect in materials and workmanship and fit for their intended purpose.

8.4	Supplier shall indemnify, defend and hold harmless Company and Company’s Affiliates, and its and their officers, directors, agents and employees (the “Company Indemnitees”), against and with respect to all claims, lawsuits, liabilities, losses, costs and expenses, including reasonable attorneys’ fees, suffered or incurred by the Company Indemnitees as a result of: (i) any negligent act or omission of Supplier or its directors, officers, employees and agents; or (ii) any breach by Supplier of any provision of this Agreement.

8.5	Company shall indemnify, defend and hold harmless Supplier and its officers, directors, agents, members, managers, shareholders, partners, employees, and other similarly situated individuals (the “Supplier Indemnitees”), against and with respect to all claims, lawsuits, liabilities, losses, costs and expenses, including reasonable attorneys’ fees, suffered or incurred by the Supplier Indemnitees as a result of: (i) any negligent act or omission of Company or its directors, officers, employees, agents, or other similarly situated individuals; (ii) any breach by Company of any provision of this Agreement; or (iii) any and all claims against Supplier resulting from or related to the Products to the extent that Supplier produces the Products in compliance with the Company’s specifications and the terms of this Agreement.

8.6	The Company and the Supplier represent and warrant that the parties signing this Agreement on their behalf are duly and properly authorized to do so and that the parties intend to be bound hereby.

8.7	The Company represents and warrants that the Supplier shall be the sole manufacturer and supplier of the Products to the Company during the Term of this Agreement, and any Additional Terms, for as long as Supplier does not fail to cure any material breach in the time allotted herein.

9	MUTUAL CONFIDENTIALITY.

9.1	Company and Supplier shall not disclose or appropriate to its own use, or to the use of any third party at any time during or subsequent to the term of this Agreement, any Confidential Information except to employees or agents who require the same for purposes of this Agreement, without the prior written consent of the other party. Company and Supplier agree to take every reasonable precaution to prevent the unauthorized disclosure of Confidential Information to any third party. Information relating to the formulation, methodology of manufacturing, assay procedures and results and any other information requested by duly authorized agents of the local, state, federal, or international regulatory agencies shall be provided by Supplier or Company to same with request for full confidentiality and prior approval of Company or Supplier.

9.1.1	The obligations set forth in this paragraph shall not apply to any information which:

9.1.1.1	Is or becomes part of the public domain through no act of the party who received the Confidential Information; or

9.1.1.2	Is or may be rightfully or legally disclosed subsequent to the receipt thereof from the disclosing party by a third party not having a confidential relationship to the disclosing party with respectthereto;

9.1.1.3	the receiving party can demonstrate by written proof was known to the receiving party, other than through disclosure by a third party not having a confidential or fiduciary relationship to the disclosing party with respect thereto, prior to gaining access to the Confidential Information;

9.1.1.4	Is expressly approved for release by the disclosing party’s authorized agent or officer; or

9.1.1.5	Is disclosed pursuant to a requirement by a governmental agency or court of law.

9.2	Supplier agrees that its relationship as a manufacturer for Company is confidential and that it will take all necessary steps to ensure that all employees or agents who require information regarding the relationship with Company are advised of and shall protect the confidentiality thereof and shall not disclose said relationship nor discuss the relationship with third Party, including Company distributors, without the express prior written consent of Company.

9.3	Supplier and Company hereby acknowledge that unauthorized disclosure or use of the Confidential Information will cause substantial and irreparable injury to the disclosing party, that money damages will not adequately compensate for such injury, and that the disclosing party is entitled to, among other remedies, immediate injunctive and other equitable relief for any breach of this section.

10	INSURANCE.

10.1	Supplier will maintain insurance coverage with a carrier rated A or better by the Best Key Rating Guide and listing Company as an additional insured on the policy. The policy shall include Statutory Workers’ Compensation, Employer’s Liability, Automobile Liability if Supplier is driving on behalf of Company, and Commercial General Liability in an amount not less than $1,000,000.00 per occurrence and $2,000,000.00 in the aggregate. Supplier shall issue certificates of insurance pursuant to Schedule 2.

10.2	Certificates of insurance shall be mailed to the address set forth on the first page of this Agreement to the attention of BENEFITS DEPARTMENT.

11	RELATIONSHIP BETWEEN THE PARTIES.

11.1	Both Company and Supplier agree that Supplier is an independent contractor. Accordingly, Supplier shall be responsible for payment of all its own taxes including federal, state and local taxes arising out of its activities in accordance with this Agreement, including federal and state income tax, social security tax, unemployment insurance taxes, and any other taxes or business license fees as may be required.

11.2	Nothing in this Agreement shall be construed to constitute either Party as the agent of the other or to constitute the Parties as joint ventures, partners, or co-owners, or as participants in a joint or common understanding. Neither Party is authorized to conclude any contract or agreement or make any commitment, representation or warranty that binds the other.

12	TERMINATION. Notwithstanding anything to the contrary in this Agreement:

12.1	Either Party may terminate this Agreement for breach by notifying the breaching Party in writing, specifying the nature of the breach and the section of this Agreement imposing the breached obligation. The breaching Party shall have sixty (60) days to remedy the breach. If the breach is not remedied, the non-breaching Party may terminate this Agreement by written notice.

12.2	Either Party (who shall not be the Party with respect to whom the event has occurred) may terminate this Agreement upon written notice to the other Party effective as of the date of the occurrence of any of the following events:

12.2.1	The insolvency of a Party; the voluntary filing by or, if not dismissed within sixty (60) days, the filing against either Party of a petition in bankruptcy or a petition for reorganization; any assignment by either Party for the benefit of creditors; the appointment of a receiver or a trustee for either Party; or the placement of either Party’s assets in the hands of a trustee or receiver; or

12.2.2	The permanent discontinuance of all of either Party’s business for any reason except where the discontinuance of the Party’s business results from a transfer of Party’s assets to a new company or entity for the purpose of, in whole or in part, avoiding the Party’s obligations or duties under this Agreement.

13	EVENTS FOLLOWING TERMINATION.

13.1	The following shall occur upon the expiration or termination of this Agreement:

13.1.1	All rights and privileges granted to each Party under this Agreement shall immediately cease and terminate; and

13.1.2	Supplier shall discontinue the use of Trademarks and any items bearing Trademarks; and

13.1.3	Any indebtedness of either Party to the other not already due shall become immediately due and payable as of the effective date of termination of this Agreement for any reason. In no event shall either Party be liable for any debts of the other Party to its customers or its other creditors, except as otherwise provided in this Agreement.

13.1.4	Sections of this Agreement that pertain to confidentiality, representations and warranties, alternative dispute, governing law, record keeping and any other clause which by its nature should survive this Agreement, shall survive the expiration or termination of this Agreement.

14	GENERAL.

14.1	Alternative Dispute Resolution (ADR): In the event of a dispute between the Parties arising out of or related to this Agreement the Parties shall set up an initial negotiation meeting to negotiate, in good faith, a settlement of the dispute. If, within thirty (30) days after such meeting, the Parties have not succeeded in settling the dispute, they shall submit the dispute to a nonbinding mediation in accordance with the procedures of a mutually acceptable, neutral mediator not affiliated with either Party. If the Parties are not successful in settling the dispute within thirty (30) days after the mediation session, then the dispute shall be submitted to binding arbitration under a mutually agreed to organization not affiliated with either Party. The Parties shall share equally the cost of any mediator or ADR provider and the costs of any arbitration process in the event of any legal action or arbitration. Each Party shall be responsible for its own attorney’s fees and costs associated with any mediation or arbitration. Notwithstanding the foregoing, either Party may bring an action for injunctive or equitable relief in a court of law. THE ARBITRATOR SHALL NOT AWARD ANY PARTY PUNITIVE, EXEMPLARY, MULTIPLIED OR CONSEQUENTIAL DAMAGES, AND EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO SEEK SUCH DAMAGES.

14.2	Applicable Law. Jurisdiction and Venue: The validity of this Agreement and the interpretation and performance of all of its terms and conditions shall be governed by the substantive and procedural laws of the State of Utah. Each Party expressly submits and consents to exclusive personal jurisdiction and venue in the courts of Utah County, State of Utah or in any Federal District Court in Utah.

14.3	Assignment: Neither Party may sell, assign, transfer or hypothecate any rights or interests created under this Agreement or delegate any of their duties without the prior written consent of the other Party; except that Company may assign this Agreement without the consent of Supplier (i) to an Affiliate, or (ii) to a third party in connection with the sale of all or substantially all of its business or assets.

14.4	Effect: Any person signing this Agreement in a representative capacity hereby represents and warrants to the Parties that such person has full power and authority to sign this Agreement and to effect the actions required hereunder on behalf of the entity he or she represents or acts on behalf of.

14.5	Entire Agreement: This instrument contains the entire agreement of the Parties. It may not be changed orally but only in writing signed by the Party against whom enforcement of any waiver, charge, modification, extension or discharge is sought.

14.6	Force Majeure: Neither Party shall be responsible to the other for failure or delay in performance hereunder by reason of fire, flood, riot, strikes, labor disputes, freight embargoes or transportation delays, acts of God or of the public enemy, war or civil disturbances, any existing or future laws, rules, regulations or acts of any government (including any orders, rules or regulations issued by any official or agency or such government) affecting a Party that would delay or prohibit performance hereunder, or any cause beyond the reasonable control of such Party (a “Force Majeure Event”). Upon the occurrence of a Force Majeure Event, the Party whose performance is so affected shall promptly give notice to the other Party of the occurrence or circumstance upon which it intends to rely to excuse its performance. Duties and obligations of both Parties shall be suspended for the duration of the Force Majeure Event. During the duration of the Force Majeure Event, the Party so affected shall use its reasonable best efforts to avoid or remove such Force Majeure Event and shall take reasonable steps to resume its performance under this Agreement with the least possible delay.

14.7	Headings: The description headings contained in this Agreement are for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

14.8	Severability: If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, such unenforceability, invalid or illegal provision shall not effect the remainder of this Agreement.

14.9	Notices: Unless otherwise stipulated herein, all notices or other communications required or permitted hereunder shall be in writing and shall be given or made by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective Party at the following address: If to Company, to Joseph F. Voyticky at the address set forth in the salutation of this Agreement with a copy to Christina Rothchild; and if to Supplier, at the address set forth in the salutation of this Agreement to; , with a copy to: · or to such other addresses as either Party may give notice of to the other. Notice shall be effective (i) on the earlier of the date it is received or the third day following the date it is sent, if sent by registered or certified mail, or (ii) on the date following the date it is sent, if sent by Federal Express or other courier service which normally provides next day delivery service and a confirmation of the date the notice is sent.

14.10	Waiver: Failure of either Party hereto to insist upon strict compliance with any of the terms, covenants and conditions thereof shall not be deemed a waiver or relinquishment of any similar right or power hereunder at any subsequent time or of any other provision hereof.

In Witness Whereof, the Parties have executed this Agreement effective the day and year first above written.

COMPANY		SUPPLIER

/s/ Joseph F. Voyticky		/s/ Kelly Bryan
By:	Joseph F. Voyticky	By:	Kelly Bryan
its:	Chief Executive officer	its:	Senior Director of Global Compliance

SCHEDULE 1- PRODUCTS AND PRICING

Product	Pricing

SCHEDULE 2 – INSURANCE

REQUIREMENTS

Each certificate if insurance issued pursuant to this Agreement shall include: Worker’s compensation:

-Statutory limit

Employer’s liability Insurance:

-$1,000,000 each accident

-$1,000,000 disease - policy limit

-$1,000,000 disease - each employee

Comprehensive automobile liability insurance: If driving on Company’s behalf, any auto, with a combined single limit of $1,000,000 each occurrence for bodily injury and property damage liability.

Commercial general liability insurance:

-General Aggregate $2,000,000

-Products/Completed operations Aggregate $2,000,000

-Personal and advertising injury $1,000,000

-Each occurrence $1,000,000

-Fire damage $50,000

-Medical expense $5,000

Excess/Umbrella liability insurance:

$4,000,000 each occurrence/aggregate

1.	All insurance must be with a carrier rated A-VII or better by the A.M. Best Key Rating Guide.

2.	Company must be named as an additional insured under the general liability and automobile liability policies.

3.	Each policy (other than Workers Compensation) must include a waiver of subrogation in favor of Company.

4.	Supplier shall provide Company with a certificate of insurance pursuant to this paragraph within 30 days of the execution hereof. All certificates of insurance should be mailed to Company within 30 days of execution hereof._______________________________________________________________________________________________

5.	The supplier will furnish Company with a certificate of insurance annually on the anniversary of the contract or at the time of renewal.